Mail Stop 3561

December 22, 2005

Mr. Paul S. Pressler
President and Chief Executive Officer
The Gap, Inc.
Two Folsom Street
San Francisco, CA 94105

> **Re:** **The Gap, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2005**
> **Filed March 28, 2005**
> **File No. 1-7562**
> **Form 10-Q for Fiscal Quarter Ended July 30, 2005**
> **Filed September 1, 2005**
> **File No. 1-7562**

Dear Mr. Pressler:

We have reviewed your response dated December 5, 2005 to our comment letter dated November 8, 2005 and have the following additional comments.   Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Notes to Consolidated Financial Statements, page 46</u>
<u>Note A: Summary of Significant Accounting Policies, page 46</u>

1.   We note your response to comment 5 in our letter dated November 8, 2005. These payments appear to represent initial direct costs that should be included in minimum lease payments to determine whether these leases are classified as either operating or capital. If a lease is classified as an operating lease, these costs should be deferred and amortized over the lease term as additional rent expense payments. If a lease is determined to be capital, these costs would be subject to the usual accounting requirements for a capital lease.

Please tell us the nature and gross amounts that make up the net carrying amount of $54 million and $52 million at January 29, 2005 and January 31, 2004. Then, quantify and tell us the impact, if any, the inclusion of these costs will have on your classification of these leases as either operating or capital. If the impact is immaterial to your balance sheets, statements of income and cash flows please reclassify key money payments and revise your disclosures to reflect your revised accounting policy in your upcoming annual report. Please show us what your revised disclosures will look like in your response. If the change in accounting is material to your consolidated financial statements, please revise your financial statements and related disclosures as required by paragraphs 36 and 37 of APB No. 20 or SFAS No. 154, if early adopted.

Note M: Segment Information, page 63

2.   We note your response to comment 9 in our letter dated November 8, 2005. We believe that aggregating all of your products as a total outfit for a single lifestyle image to be an overly broad view of what constitutes similar products. We agree that the comparability of store sales is an important key measure within the retail industry. However, it does not satisfy the disclosure requirements that an enterprise report revenues from external customers for each group of similar products for an enterprise as a whole so that an analysis of trends in revenues from products is available to assess past performance and assess future growth. We note that your website distinguishes between products for men, women, maternity, kids and babies. See paragraph 103 of SFAS No. 131 and the Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf. Please advise or provide us with an example of your revised disclosure for similar groups of products that contributed at least 10% of consolidated revenues for the last three fiscal years. See Item 101(c)(i) of Regulation S-K. In your response, include an explanation that supports management's belief this presentation reasonably represents the similar groups of products offered.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, Donna Di Silvio at (202) 551-3202, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief